HYNES & HOWES INSURANCE COUNSELORS, INC.
                          Notes to Financial Statements
                     Years Ended September 30, 1999 and 1998



Note 3 - Related Party Transactions

         The Company has entered into a management consultant agreement with Oak Helm Partners. The Company pays a retainer fee of $3,250 per month.

         The Company occupies office space in a building located at 2920 Harrison Street, Davenport, Iowa, owned by the Heather Trust. The Company rents approximately 700 square feet of space with furnishings at a monthly rate of $600. There is no written lease agreement. The Company made 13 payments in the year ended September 30, 1999.

Note 4 - Other Current Assets

                                                   1999                1998
         Real estate contracts receivable
           current portion (Note 5)         $     3,807         $     7,920
         Real estate tax certificates             1,368                 130
              Total                         $     5,175         $     8.050

Note 5 - Real Estate Contracts Receivable

                                                   1999                1998

         Contracts receivable               $   684,288         $   647,528
         Less current portion (Note 4)           (3,807)             (7,920)
         Long-term portion                  $   680,481         $   639,608

         At September 30, 1999 and 1998 there were eighteen contracts receivable. The monthly payment of principal and interest was $7,036 at September 30, 1999 and $7,189 at September 30, 1998. Interest rates on these contracts varies from 10% to 12.5%.

         Management is of the opinion that an allowance for uncollectibility is not necessary due to the collateral value of the properties.